CAPITALIZATION AND INDEBTEDNESS

The following table sets forth Statoil’s current and long-term liabilities and total capitalization as at September 30, 2012.
	As at September 30, 2012
	NOK	USD 1)
	(in million)
Current liabilities:
Financial liabilities	17,343	3,043
Other current liabilities	155,932	27,359
Total current liabilities	173,275	30,402

Non-current liabilities:
Financial liabilities 2)	95,045	16,676
Unsecured	94,641	16,605
Secured	404	71
Other non-current liabilities	200,426	35,166
Total non-current liabilities	295,471	51,842

Minority interest:	786	138

Statoil's shareholders' equity:
Share capital	7,972	1,399
Treasury shares	(19)	(3)
Additional paid-in capital	41,747	7,325
Additional paid-in capital related to treasury shares	(1,080)	(189)
Retained earnings	254,713	44,690
Other reserves	4,834	848
Total shareholders' equity	308,953	54,207

Total long-term liabilities and shareholders' equity	777,699	136,450

1) Solely for the convenience of the reader, translations from Norwegian kroner into U.S. dollars are made at the rate of NOK 5.6995 to USD 1.00, the Central Bank of Norway buying rate on September 30, 2012.
2) Since September 30, 2012, there has been no material change in our capitalization and indebtedness.